Letter to Shareholders

Dear Fellow Shareholders,
2019 was a milestone year for your company. Each of our businesses delivered improved operating results, both top line and bottom line. I am proud that in 2019 we continued our transformation into a profitable and sustainable enterprise, building on our prior year improvements.
Our range of clean technology solutions, distributed to markets around the world and supporting our OEM customers and partners, is helping to reduce the environmental impact of transportation. And doing so economically, enabling our technologies to reach the scale that is needed in our industry. Since transportation is a necessity, not a luxury, and because global demand for energy is increasing due to the mega-trends of population growth and economic development, our cost-effective and market-ready technologies are leading the way to improve the sustainability of transportation right now. From personal transportation, to light commercial vehicles, to transit buses, to heavy freight haulers, Westport Fuel Systems has products that deliver air quality and emission reduction benefits and do so affordably.
Our products are developed, validated, in production, and commercially available for all segments of the on-road transportation market. These are not just trade show announcements, prototypes, or demonstrations but production solutions that are gaining market share around the world. It is this combination of environmental and economic attributes which continues to inspire us to deliver every day.
In China, the liquefied natural gas (LNG) truck market is already the largest in the world and about 80% of the LNG trucks sold globally are sold there. Recent projections state that heavy-duty LNG trucks could approach a 20% share of annual sales. Our joint venture partner, Weichai-Westport, is the leading natural gas engine supplier in China and poised to grow with the launch of Westport HPDI 2.0™ into the Chinese market.
In India, the growth of compressed natural gas (CNG) vehicle sales is being driven by a significant fuel price advantage, stringent emission regulations, proposed diesel bans, and the build-out of the CNG refuelling infrastructure. One of our customers, a leading OEM, expects natural gas vehicle sales to be greater than 30% of their future sales mix.
In Europe, the first ever CO2 standards for heavy-duty vehicles were enacted by Parliament in April 2019. Westport HPDI 2.0™ beats the 2025 requirement to reduce CO2 emissions by 15%, and, with renewable gas and/or other vehicle efficiency improvements, enables OEMs to meet the 2030 mandate of a 30% reduction.
The significant growth of renewable natural gas (RNG) in the transportation energy mix in California and Europe offers a proof-point of the pathway for deep decarbonisation with gaseous fuels. The potential to get to net-zero carbon for trucking in Europe (and globally) using HPDI and RNG is available now. And it can be done at a competitive total cost of ownership compared to other technologies and with no compromise in performance, reliability, or durability.
We are in a great strategic position.
Over the course of the year, I have been able to work with the Westport Fuel Systems team in our offices and factories around the world. Our people and the products they engineer, design, and manufacture contribute clean transportation solutions and provide a valuable economic benefit to our customers. I am proud of our global team and their continued and sustained efforts to make the company a success.
On behalf of the management team and Westport Fuel Systems employees around the world, thank you for your continued support.
Sincerely,
David M. Johnson
Chief Executive Officer

WESTPORT FUEL SYSTEMS INC. 2019 ANNUAL REPORT | 1